ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Trea:
Forei
Meta
Futui
Debt

07022681

12 April 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC MAIL RECEIVED PROCESSING
APR 16 2007
WASH. D.C. 186 SECTION

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). Please note this lodgement covers the period 27 March to 12 April inclusive.

SUPPL

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

dlw 4/18

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE
BANK

ASX/Media Release

ALINTA PROPOSAL

30 March 2007 – In response to a number of enquiries received today in relation to the last proposal Macquarie put to Alinta early this morning, Macquarie Bank advises the following:

Macquarie proposed an offer by way of Scheme of Arrangement for all the shares in Alinta at a fully underwritten price of $15.45 per share. Shareholders were to be given the following choices for each Alinta share:

- Cash Option: Cash of $14.19 + an APA distribution valued at $1.26 based on market price for APA with a cash out option ("APA Component") ;

- Cash & Scrip Option: Cash of $4.82 + APA Component + a share in an Infrastructure Company with a value of $9.37 ; or

- Scrip Option: APA Component + 1.487 share in an Infrastructure Company with a value of $ 14.19

Each option totalled $15.45 per share.

If investors elected the Scrip Option there was Capital Gains Tax rollover relief available.

Given the nature of the Scheme proposal, there needs to be a default option for shareholders who fail to make an election. In opting for the Scrip Option as the default, Macquarie took into account the potential Capital Gains Tax liability for small retail investors. The alternative of a cash default option would impose Capital Gains Tax on Shareholders who fail to make an election.

The Macquarie proposal for the Infrastructure Company was fully underwritten by ABN Amro Rothschild, Citigroup, Credit Suisse, Goldman Sachs JB Were and Macquarie ("Underwriters") . Full details of the Infrastructure Company were provided to Alinta's advisers. The Infrastructure Company was to be an internally managed company and in the view of Underwriters compared favourably with other similar listed stocks on all measures including yield, gearing and Enterprise Value multiples

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX/Media Release

ALINTA PROPOSAL

April 2, 2007 – In response to continuing market speculation in relation to the proposal by the consortium led by Macquarie Bank Limited (Macquarie) to acquire all shares in Alinta Limited (Alinta), Macquarie wishes to confirm several matters.

The offer, submitted by the consortium on Friday March 23, 2007, was by way of Scheme of Arrangement for all the shares in Alinta at a fully underwritten price of $15.45 per share, with options for all cash only, cash and scrip, or all scrip only.

Macquarie has written today to the Alinta Directors stating it believes it is both appropriate and in the interests of Alinta shareholders that the Independent Expert, to be appointed by Alinta to assess the Directors' recommendation of the Babcock and Brown/Singapore Power proposal, also analyses the other alternatives considered by the Directors, including the Macquarie consortium's offer.

Macquarie has informed the Alinta Directors that it consents to the release of full details of the consortium's offer to the Independent Expert. Macquarie has also advised the Alinta Directors that it would be pleased to provide whatever briefings the Independent Expert might require in evaluating the consortium's offer.

Macquarie believes the consortium's offer is superior to the $15.00 per share cash and bundled scrip offer by Babcock and Brown/Singapore Power (less forthcoming dividends in the three nominated Babcock & Brown funds), which was recommended last Friday by Alinta's Directors.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE
BANK

ASX/Media Release

ALINTA PROPOSAL

April 2, 2007 – In response to continuing market speculation in relation to the proposal by the consortium led by Macquarie Bank Limited (Macquarie) to acquire all shares in Alinta Limited (Alinta), Macquarie wishes to confirm several matters.

The offer, submitted by the consortium on Friday March 30, 2007, was by way of Scheme of Arrangement for all the shares in Alinta at a fully underwritten price of $15.45 per share, with options for all cash only, cash and scrip, or all scrip only.

Macquarie has written today to the Alinta Directors stating it believes it is both appropriate and in the interests of Alinta shareholders that the Independent Expert, to be appointed by Alinta to assess the Directors' recommendation of the Babcock and Brown/Singapore Power proposal, also analyses the other alternatives considered by the Directors, including the Macquarie consortium's offer.

Macquarie has informed the Alinta Directors that it consents to the release of full details of the consortium's offer to the Independent Expert. Macquarie has also advised the Alinta Directors that it would be pleased to provide whatever briefings the Independent Expert might require in evaluating the consortium's offer.

Macquarie believes the consortium's offer is superior to the $15.00 per share cash and bundled scrip offer by Babcock and Brown/Singapore Power (less forthcoming dividends in the three nominated Babcock & Brown funds), which was recommended last Friday by Alinta's Directors.

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

ASX/Media Release

MACQUARIE

MACQUARIE BANK/PBL JOINT VENTURE TO ACQUIRE GATEWAY CASINOS

4 April, 2007 – Macquarie Bank Limited (Macquarie) notes the attached release made in relation to the acquisition of Gateway Casinos Income Fund (TSX: GCI.UN) ("GCIF") and related private companies.

Gateway Casinos is one of the largest casino operators in Western Canada. The acquisition will be made by New World Gaming, a joint venture owned by Publishing and Broadcasting Limited (PBL) and Macquarie.

Macquarie is committing C$195 million (A$207 million) equity towards the joint venture. The impact on Macquarie's Tier 1 capital ratio is anticipated to be a decrease of approximately 0.5%.

For further information, please contact:

Jenny Kovacs, Investor Relations Tel: +61 2 8232 3250

Stephen Yan, Media Relations Tel: +61 2 8232 2788

April 3, 2007

Attention Business/Financial Editors:
Gateway Casinos Income Fund
TRADING SYMBOL: **The Toronto Stock Exchange – TSX: GCI.UN**

NEW WORLD GAMING TO OFFER TO ACQUIRE GATEWAY CASINOS INCOME FUND FOR C$25.26 PER UNIT

- Offer represents 25.7% premium to closing price on April 2, 2007 -

Burnaby, B.C. and Sydney, Australia – Gateway Casinos Income Fund (the "Fund" or "Gateway") (TSX:GCI.UN), one of the largest casino operators in Western Canada, today announced that it has entered into a support agreement (the "Agreement") with New World Gaming Partners Ltd. ("New World Gaming"), a joint venture owned by Publishing and Broadcasting Limited ("PBL") and Macquarie Bank Limited ("Macquarie"), providing for the acquisition by New World Gaming of all of the outstanding units of the Fund.

Under the terms of the agreement, New World Gaming will offer (the "Offer") to acquire all of the outstanding units of the Fund by way of a take-over bid at a price of C$25.26 per unit in cash, representing an aggregate price of approximately C$800 million. This price represents a premium of 25.7% based on the C$20.10 closing price for the Fund units on the Toronto Stock Exchange on April 2, 2007 and a 37.8 % premium to the 90-day volume-weighted average unit price. In addition to the acquisition of the outstanding units of the Fund, New World Gaming will make a concurrent take-over bid for the Fund's 5.35% convertible debentures at a price of C$1,322.51 per C$1,000 principal amount of debentures. Collectively the transaction ascribes an aggregate enterprise value to the Fund as at December 31, 2006 of approximately C$886 million.

Certain of Gateway's unitholders (the "GCI Unitholders"), including certain of Gateway's trustees and senior officers, holding approximately 31.4% of the Fund's fully diluted units, have agreed to support the Offer and tender their units to the bid.

The Board of Trustees of Gateway, based upon the unanimous recommendation of a Special Committee of the Board of Trustees, has unanimously recommended that unitholders accept the Offer and that the convertible debenture holders accept the offer being made by New World Gaming for such debentures. In its consideration of this matter, the Special Committee received advice from its legal advisor, Lawson Lundell LLP, and its financial advisor, RBC Capital Markets ("RBC"). RBC has rendered an opinion to the Special Committee that the consideration per unit offered pursuant to the Offer is fair, from a financial point of view, to unitholders other than the GCI Unitholders and that the consideration offered for the convertible debentures is fair, from a financial point of view, to the holders of Gateway convertible debentures.

"This all-cash offer represents exceptional value for unitholders and an immediate and substantial premium to the recent trading price," said Dave Gadhia, Chief Executive Officer of Gateway Casinos G.P. Inc. "It also presents an opportunity to capitalize on the strong current interest in the

North American gaming market. Members of the Board of Trustees and senior management fully support this offer as we firmly believe it is beneficial to all our stakeholders."

"Our management team and Board of Trustees, in conjunction with our external advisors, conducted a detailed and highly competitive strategic alternative review process with the aim of maximizing value for Fund unitholders," said Raymond McLean, Chairman of the Board of Trustees of the Fund. "The end result of that process is an offer from New World Gaming that is both the highest and the most compelling from a strategic point of view."

The Agreement between the Fund and New World Gaming provides for, among other things, a non-solicitation covenant on the part of the Fund, subject to customary "fiduciary out" provisions that entitle the Fund to consider and accept a superior proposal, a right in favour of New World Gaming to match any superior proposal and the payment to New World Gaming of a termination payment of approximately C$24 million if the transaction is not completed as a result of the superior proposal and in certain other circumstances. A copy of the Agreement will be made available on SEDAR at www.sedar.com.

Under the agreement with New World Gaming, the Fund will continue to pay its regular monthly cash distribution to Fund unitholders of C$0.125 per unit until the expiry of the Offer, including a pro-rata distribution for any partial monthly period.

"What New World Gaming offers Gateway as a gaming operator and investor is very exciting. PBL is recognized as one of the world's leading gaming and entertainment companies with a history of innovation and success in Australia and Asia," added Mr. Gadhia. "Macquarie is known around the world as a responsible owner and manager of important community assets, including in British Columbia and Alberta. Most importantly, both companies have reputations for operating with integrity, transparency and in partnership with government and regulatory bodies."

Rowen Craigie, CEO of PBL Gaming and President of New World Gaming, said, "We see Gateway as a great opportunity in the North American gaming sector. The company has an established track record of offering its customers a high quality gaming and entertainment experience across its nine casinos in British Columbia and Alberta. We look forward to working with Dave Gadhia, his management team and the employees of Gateway to build on that track record and bring additional new ideas and services to customers over time," he said.

"PBL Gaming is a recognized industry leader in responsible gaming practices and management, and looks forward to working closely with both the British Columbia Lottery Corporation and Alberta Gaming and Liquor Commission to achieve best practice in this area," added Mr. Craigie.

The Offer will be subject to certain conditions, including acceptance of the Offer by holders of at least 66 2/3% of the outstanding units of the Fund. The transaction is also subject to regulatory approvals, including from the BC Gaming Policy and Enforcement Branch, the British Columbia Lottery Corporation, and the Alberta Gaming and Liquor Commission as well as receipt of certain third party consents.

The take-over bid circular, containing the full terms of the Offer, will be mailed to the Fund's unitholders together with the Board of Trustee's circular and other related documents in connection with the offer to acquire the units and convertible debentures ("Offering Documents"). The Offering Documents are expected to be mailed by late April, 2007. The proposed transaction

is expected to close late second quarter or early third quarter, 2007, assuming all necessary regulatory approvals are obtained.

New World Gaming has also entered in a separate transaction to acquire substantially all of the assets of Gateway Casinos Inc. ("GCI"), which operates the Baccarat Casino in Edmonton, Alberta, and all of the outstanding shares of Star of Fortune Gaming Management (B.C.) Corp. ("SOF") (50% owned by GCI), which operates the Royal City Star Casino and is developing the Starlight Casino, both in Greater Vancouver, B.C. GCI and SOF are privately held companies whose operations are managed by Gateway. Gateway has a right of first offer over all of GCI's operations, including its 50% stake in SOF.

All of these transactions, including associated fees and expenses, have an aggregate enterprise value of approximately C$1.37bn. The transactions will be financed through a combination of equity financing and newly acquired debt.

CIBC World Markets Inc. is acting as financial advisor and Farris, Vaughan, Wills & Murphy LLP is acting as legal counsel to the Fund. Macquarie North America Ltd. is acting as financial advisor and Gowlings LLP is acting as legal counsel to New World Gaming.

Conference Call

Gateway will host a conference call tomorrow (Wednesday, April 4, 2007 at 8:00 a.m. ET) to discuss the transaction. To access the conference call by telephone, dial 416-695-9719 or 1-800-769-8320. Please connect approximately five minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until April 11, 2007 at midnight. To access the archived conference call, dial 416-695-5275 or 1-888-509-0081 and enter the reservation number 642767. A live audio webcast of the conference call will be available at www.gatewaycasinosincomefund.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About the Fund

The Fund is an unincorporated, open-ended limited purpose trust established under the laws of British Columbia, which operates the Burnaby Casino and Cascades Langley Casino and Hotel in Greater Vancouver, BC, the Palace Casino in Edmonton, Alberta and the Lake City Casinos in Kamloops, Kelowna, Penticton and Vernon, BC. Headquartered in Burnaby, BC, the Fund is one of the largest casino operators in Western Canada.

About New World Gaming

New World Gaming is a 50/50 joint venture between wholly owned subsidiaries of Publishing and Broadcasting Limited and Macquarie Bank Limited.

About PBL

Publishing and Broadcasting Limited (PBL) is one of Australia's largest diversified media and entertainment groups. Its market capitalization of approx C$12bn and annual revenues of C$3.3bn places it among the top 25 companies listed on the Australian Stock Exchange.

Led by Executive Chairman James Packer, the group's core businesses are: Gaming and entertainment; Television production and broadcasting; Magazine publishing and distribution; and Strategic investment in key digital media and entertainment businesses.

PBL's gaming and entertainment assets include:

- Crown Entertainment Complex – Melbourne, Australia
- Burswood International Resort and Casino – Perth, Australia
- Melco PBL Entertainment (Macau) Ltd (approx 41% stake). MPEL holds one of only six licences to operate casinos in Macau, China and currently has 3 casinos under development and a portfolio of slot halls in Macau
- UK casino joint venture with Aspinall's Group – 50% stake

About Macquarie
The Macquarie Group is a diversified international provider of specialist investment, advisory, trading and financial services in select markets around the world with over C$163 billion of total assets under management (as of December 31, 2006). Headquartered in Sydney, Australia, the Macquarie Group comprises Macquarie Bank, the leading Australian investment bank, and its worldwide affiliated entities. Macquarie Bank is a top 15 company listed on the Australian Stock Exchange with a market capitalization of over C$17 billion. The Macquarie Group employs over 10,000 people in 24 countries.

Macquarie's Investment Banking Group currently has over 100 executives worldwide working in its Telecommunications, Media, Entertainment & Technology (TMET) industry group. Since 2002, Macquarie has led, sponsored and invested in a range of TMET sector transactions with a combined enterprise value of over C$8 billion.

The Macquarie Group has operated in Canada since 1998 and today has offices located in Vancouver, Toronto, Calgary, Winnipeg and Montreal employing over 200 employees across a range of businesses.

Forward-Looking Statements
This press release may contain forward-looking statements which reflect management's expectations regarding the future opportunities, growth, results of operations, performance and business prospects of the Fund and its subsidiaries. Forward looking statements typically contain words such as "anticipates", "believes", "continue", "could", "expects", "indicates", "plans", "will", "intends", "may", "would" or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Examples of such statements include, but are not limited to, statements concerning: (i) New World Gaming's intention to offer to acquire the outstanding units of the Fund; (ii) New World Gaming's intention to offer to acquire the Fund's outstanding convertible debentures; (iii) the intention of Gateway's Board of Trustees to recommend that security holders support the offers; (iv) the intentions of certain of the Fund's unitholders to tender to the bid; (v) the payment of cash distributions to unitholders until close of the transaction; (vi) the mailing of offering documents to unitholders; (vii) the expected closing date of the transaction; and (viii) the acquisition of the assets of Gateway Casinos Inc. and the shares of Star of Fortune Gaming Management (B.C.) Corp.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties, and the Fund cautions readers not to place undue reliance on these statements as a number of importance factors could cause the Fund's actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The forward-looking statements

contained herein are made as of the date of this press release and are expressly qualified in their entirety by this cautionary statement. The Fund undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances. Readers are directed to the Fund's most recent annual information form filed on SEDAR at www.sedar.com for a discussion of the risks and uncertainties facing the Fund.

For further information, please contact:

Gateway Casino Income Fund

Media Inquiries
Craig Armitage or Barry Hildred
The Equicom Group Inc.
(416) 815-0700
carmitage@equicomgroup.com
bhildred@equicomgroup.com

Investor Inquiries
Bradley D. Bardua, CA
Chief Financial Officer
Gateway Casinos G.P. Inc.
Phone: (604) 412-0166
Fax: (604) 412-0169
E-mail: investorrelations@gatewaycasinos.com

New World Gaming

Alex Doughty
Corporate Communications
Macquarie Group
(212) 231-1710
alex.doughty@macquarie.com

To find out more about Gateway Casinos Income Fund (TSX: GCI.UN), visit our website at http://www.gatewaycasinosincomefund.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	20 February 2007 but 25 September 2006 re Macquarie Airports ("MAP") stapled securities and self funding instalments.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MAP stapled securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest; • MAP stapled securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary; and • MAP Self Funding Instalments held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	3 April 2007
No. of securities held prior to change	• 147,598 MAP stapled securities held by John Allpass Pty Limited; • 16,408 MAP stapled securities held by Allpass Investments Pty Limited; and • 6,000 MAP Self Funding Instalments held by John Allpass Pty Limited.
Class	MAP stapled securities and self funding instalments

Number acquired	6,000 MAP stapled securities
Number disposed	6,000 MAP Self Funding Instalments
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Final payment of $0.2798 per MAP Self Funding Instalment to convert into MAP stapled securities
No. of securities held after change	• 153,598 MAP stapled securities held by John Allpass Pty Limited; • 16,408 MAP stapled securities held by Allpass Investments Pty Limited; and • Nil MAP Self Funding Instalments held by John Allpass Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities acquired on payment of outstanding balance owing on Self Funding Instalments

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

4 April 2007

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga04042007.doc

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Macquarie Bank Limited**
ACN/ARSN **008 583 542**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 29 March 2007.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	12,905,573	12,905,573	5.08%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	Ordinary 12,905,573

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	Ordinary 12,905,573

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
BGI	Past 4 months	Average price $79.84	Ordinary 12,905,573

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

____________________________ 5 April 2007
Company Secretary Date
Barclays Global Investors Australia

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in **Macquarie Bank Limited (MBL)** held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
MBL	Macquarie Bank Limited	241,572	0.10	Barclays Global Investors Japan Trust & Banking
MBL	Macquarie Bank Limited	158,411	0.06	Barclays Global Investors Japan Ltd
MBL	Macquarie Bank Limited	200	-	Barclays Bank (Suisse) SA
MBL	Macquarie Bank Limited	592,575	0.23	Barclays Global Investors Ltd
MBL	Macquarie Bank Limited	1,430	-	Barclays Private Bank Ltd
MBL	Macquarie Bank Limited	1,104,365	0.43	Barclays Global Investors Ltd
MBL	Macquarie Bank Limited	64,900	0.03	Barclays Life Assurance Co Ltd
MBL	Macquarie Bank Limited	240	-	Barclays Bank France SA
MBL	Macquarie Bank Limited	2,656,749	1.05	Barclays Global Investors, N.A.
MBL	Macquarie Bank Limited	1,764,711	0.69	Barclays Global Fund Advisors
MBL	Macquarie Bank Limited	941,632	0.37	Barclays Capital Securities Ltd
MBL	Macquarie Bank Limited	20,208	0.01	Barclays Global Investors Canada Ltd
MBL	Macquarie Bank Limited	5,358,580	2.11	Barclays Global Investors Australia Ltd
		12,905,573	**5.08**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MBL as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in MBL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MBL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

__________________________ 5 April 2007

Company Secretary Date

Barclays Global Investors Australia

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

11 April 2007

MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 5 April 2007, was 0.58%.

Yours faithfully

Dennis Leong
Company Secretary

END